Exhibit 99.1

PRESS RELEASE

SMX Announces Launch of Its

Digital Material Passport Platform,

Enabling Real-World Asset Tokenisation and Global Material Traceability

New York, New York, 6 April 2026 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a leader in molecular marking and blockchain-backed digital infrastructure, today announced the successful launch of its Digital Material Passport Platform (DMPP) — a foundational system enabling the identification, tracking, and tokenisation of real-world assets (RWA) across global supply chains.

The SMX DMPP has been developed to establish a secure, permission-based system that connects physical materials to digital records, creating a persistent “material memory” from origin through manufacturing, trade, and reuse. This enables materials such as plastics, gold, silver, and rare earth elements to be transformed into verified, traceable, and tradable digital assets.

SMX believes that this launch positions it at the center of a potential major global shift — where verified physical materials can become financial instruments, and supply chains can become the infrastructure layer for RWA markets.

A New Infrastructure Layer for Real-World Asset Markets

SMX believes that global markets are moving toward the tokenisation of real-world assets. However, existing blockchain-based systems lack the ability to physically link to its digital twin and certify and verify the physical origin, composition, and integrity of the underlying asset.

The SMX DMPP was designed to solve this by embedding identity directly into materials using molecular markers, linking them to a secure digital registry, and to enable:

●	Verified RWA tokenisation – transforming physical materials into trusted digital assets
●	End-to-end traceability – from origin to trade and reuse
●	Audit-grade data integrity – enabling compliance, reporting, and financial use cases
●	Fraud prevention and authentication – eliminating substitution and misrepresentation
●	Lifecycle and multi-loop tracking – enabling repeated verification across reuse cycles

Unlike systems that rely solely on digital inputs, SMX provides a direct physical-to-digital link, ensuring that every tokenised asset is backed by verifiable, intrinsic material identity.

Material Efficiency, Pricing Dynamics, and Market Drivers

The launch of the SMX platform comes at a time of potential critical inflection point across global materials markets:

●	Plastics – As virgin and recycled material pricing converges, the ability to verify composition and recycled content may becomes essential for pricing, compliance, and trade
●	Precious metals and rare earths – Increasing interest or demand for verified origin, tariff classification, and geopolitical supply chain security
●	Global trade and tariffs – Rising regulatory scrutiny may require provable origin and composition to avoid misclassification, delays, and penalties

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PRESS RELEASE

By enabling verified material identity, SMX is introducing a new layer of material efficiency, where assets are not only tracked but also valued, priced, and traded based on verified data.

Enterprise-Ready Architecture with True Physical Verification

Built with a modular, API-driven architecture, the SMX DMPP is designed to integrate seamlessly into enterprise environments, including ERP systems, industrial infrastructure, and trading platforms.

Crucially, SMX differentiates itself from digital-only platforms by providing:

●	Intrinsic material verification (not declarative data)
●	Persistent identity through industrial processes and recycling
●	Integration of physical validation with digital registry systems

This has the potential to position SMX as a verification layer beneath blockchain, rather than another blockchain application — enabling trusted RWA markets at scale.

System Capabilities at a Glance

The SMX Digital Material Passport Platform is designed to provide:

●	Interactive dashboards delivering real-time visibility across global operations
●	Blockchain-based transaction timelines with full historical traceability and data export functionality
●	Integrated document management system linking compliance, regulatory, and audit documentation directly to physical materials
●	Lifecycle mapping connecting raw materials to finished products and multi-loop reuse pathways

Together, these capabilities would establish a single, verifiable system of record for materials, enabling both operational and financial applications.

Client Experience and Commercial Rollout

During April 2026, SMX is providing exclusive client experience access to its existing customers or other relationships, allowing them to engage directly with the platform, onboard materials, and validate use cases across their operations.

From May 4, 2026, SMX expects to open bookings for new clients, enabling broader market adoption across industries including plastics, metals, and other materials.

Establishing the Global Standard for Verified Materials

The launch of the SMX DMPP marks the transition of SMX from a technology provider to a foundational infrastructure layer for the global materials economy. By enabling persistent, material-level identity and linking it to secure, audit-grade digital records, SMX is establishing a framework for how materials can be verified, traded, and financed in the future.

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PRESS RELEASE

As markets potentially move toward the tokenisation of real-world assets, the ability to prove the physical integrity of underlying materials will become a critical control point. SMX’s platform is designed to enable the creation of verified, tradable material assets, unlocking new financial mechanisms while ensuring compliance, transparency, and trust.

As adoption potentially scales across industries and jurisdictions, the SMX platform has the potential to become the global system of record for materials, defining how physical assets are authenticated, tokenised, and traded. This may position SMX not only as a technology provider, but as a core infrastructure layer within a potentially multi-trillion-dollar shift toward digitised and financialised materials markets.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects and initiatives with manufacturers and other supply chain participants of steel, rubber, fabric and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and successfully launch its products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; disruptions resulting from new and ongoing hostilities between Israel and the Palestinians, Iran, Lebanon and other neighboring countries; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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